

December 9, 2013

Via E-mail
Ronald Miller
President
Silverton Adventures, Inc.
6283 South Valley View Boulevard
Las Vegas, NV 89119

> **Re: Silverton Adventures, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 27, 2013**
> **File No. 000-54097**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Refer to the Preliminary Information Statement on Schedule 14C filed July 30, 2013, as revised July 31, 2013. Please tell us whether the corporate action contemplated by that Preliminary Information Statement is the same as the corporate action referred to in your Current Report on Form 8-K filed September 17, 2013. If so, please explain to us when you sent the information statement to security holders and why you have not responded to our comments or filed a definitive information statement. Refer to Exchange Act Rules 14c-2(b) and 14c-5(b).

Reverse Stock Split, page 7

2. You state in the last sentence of the fifth paragraph on page 8 that you "have no immediate plans, proposals or arrangements" to use authorized and unissued shares following the reverse stock split "other than in connection with the possible acquisition of

additional oil and gas properties." Please disclose the information called for by Note A to Schedule 14A regarding possible acquisitions of oil and gas companies. Alternatively, please clarify, if true, that you have no immediate plans, proposals, or arrangements to acquire additional businesses or properties, including oil and gas companies. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

United States Federal Income Tax Consequences, page 10

3. Please clarify that you discuss all material United States income tax consequences in this section by removing "certain" from the first sentence and "included for general information purposes only" from the second sentence of the first paragraph of this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief